Exhibit 99.1

Trillion Energy Announces Warrant Extension & Non-Brokered Private Placement Update

June 9, 2026 – Vancouver, B.C. – Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce that, further to its previously announced non-brokered private placement (the “Offering”), as described in the Company’s April 17, 2026 news release, it has closed 17,172,419 units (the “Units”) for gross proceeds of CAD$1,501,900 and the settlement of CAD$1,073,963 in outstanding debt. Furthermore, the Company has extended the expiry of 2,124,515 outstanding warrants by one year, as described below.

Private Placement Update

The Company issued 10,012,668 Units for gross proceeds of CAD$1,501,900 and settled outstanding debt with arm’s length and non-arm’s length parties of CAD$1,073,963 through the issuance of an aggregate of 7,159,751 Units.

Each Unit is comprised of one common share of the Company (each, a “Share”) and one-half of one share purchase warrant (each whole warrant, a “Warrant”), with each Warrant exercisable at a price of CAD$0.25 per share for a period of one year from the date of issuance.

In connection with the Offering, Trillion paid an aggregate of CAD$53,240.05 in cash finder’s fees and issued an aggregate of 286,134 non-transferable broker warrants (“Broker Warrants”). Each Broker Warrant entitles the holder to one (1) Share and is exercisable at a price of CAD$0.25 per share for a period of one year from the date of issuance.

The Shares, Warrants and Broker Warrants issued in connection with the Offering are subject to hold periods ranging from August 28, 2026, to October 6, 2026, in accordance with applicable securities laws and the policies of the CSE. The Offering remains subject to any applicable approval of the CSE.

Proceeds from the Offering will be used to fund contractual work program obligations on the M47 Concession under the Definitive Farm-In Agreement, toward which the Company has paid a total of US$500,000 towards work commitments, audit and general corporate purposes, investor relations activities, the expenses of the Offering, and general working capital.

Certain insiders of the Company settled debt concurrent with the Offering through the issuance of an aggregate of 3,294,536 Units (the “Insider Participation”). The Insider Participation is exempt from the valuation and minority shareholder approval requirements of Multilateral Instrument 61-101 Protection of Minority Securityholders in Special Transactions (“MI 61-101”) by virtue of the exemptions contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, on the basis that the fair market value of such Insider Participation does not exceed 25% of the Company’s market capitalization.

The Company has also applied to the CSE to increase the size of the previously announced Offering to up to CAD$3,500,000, including the amounts closed to date, and on the same terms and conditions, which would allow for the issuance of up to 23,333,333 Units at CAD$0.15 per Unit to be issued. Use of proceeds for the increased Offering amount include to meet Trillion’s earn-in obligations in Turkey related to Block M47 and additional working capital and general corporate expenses.

Warrant Extension

The 2,124,515 warrants (the “2024 Warrants”) comprise 1,694,515 expiring June 28, 2026, 400,000 expiring July 3, 2026 and 30,000 expiring July 5, 2026, issued in tranche closings of a 2024 non-brokered private placement. The CAD$0.90 (post-consolidation) exercise price is unchanged, and each expiry has been extended by one year to June 28, July 3 and July 5, 2027, respectively (the “Extension”), subject to acceptance by the CSE. No action is required by holders, and the Extension does not apply to compensation or finder warrants, which are not eligible for amendment.

Two directors and one officer hold 517,776 of the 2024 Warrants, so the Extension may be a “related party transaction” under MI 61-101. It is exempt from the formal valuation and minority shareholder approval requirements, as the fair market value of the insiders’ 2024 Warrants does not exceed 25% of the Company’s market capitalization.

The 2024 Warrants remain subject to acceleration: the Company may advance the expiry to 30 days after notice to holders if its shares close at or above CAD$1.75 on the CSE for seven consecutive trading days. All other terms remain unchanged.

Market Making Engagement

The Company has engaged Independent Trading Group, Inc. (“ITG”) to provide market-making services in accordance with the policies of the CSE. The agreement is for an initial term of one month and automatically renews for successive one-month terms unless terminated by either party on 30 days’ notice. The Company will pay ITG a cash fee of CAD$6,000 per month. There are no performance factors in the agreement, and ITG will not receive any shares or options as compensation. The capital required for the market-making activities will be provided by ITG. ITG and the Company are at arm’s length.

About Trillion Energy International Inc.

Trillion Energy International Inc. is a Canadian oil exploration company focused on Türkiye. The Company has an agreement to earn a 29% working interest in the M47 oil exploration block (C3 and C4 licences) located in the Cudi-Gabar petroleum province of Southeastern Türkiye. The earn-in includes funding a total of US$15 million for 2026 and 2027 work commitments. More information may be found on www.sedarplus.ca and on the Company’s website at www.trillionenergy.com.

Requests for further information should be directed to:

Scott Lower, President

Brian Park, VP Finance

Trillion Energy International Inc.

Suite 700, 838 West Hastings Street

Vancouver, B.C., V6C 0A6

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Forward Looking Information and Risk Factors

This news release contains statements that may constitute “forward-looking information” within the meaning of applicable securities legislation, including statements identified by the use of words such as “will”, “expects”, “intends”, “believe”, “potential” and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. The forward-looking information contained herein includes, without limitation, information concerning the completion and CSE approval of the Offering, the anticipated use of proceeds from the Offering, the Company’s work program on the M47 Concession, and the ability of the Company to attract additional investors.

Such forward-looking information is subject to known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information, including the risk that the Offering is not completed on the terms described or at all, the risk that regulatory approval of the CSE is not obtained, the risk that the Offering is not fully subscribed, and the risk that the use of proceeds differs from that currently anticipated. Additional information regarding risks and uncertainties is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2024 and the Company’s other public filings available under the Company’s profile on SEDAR+ at sedarplus.ca. The Company has made certain assumptions in preparing this information and, although it believes those assumptions to be reasonable, undue reliance should not be placed on forward-looking information, which is made as of the date of this news release. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.